Filed Pursuant to Rule 433

to Prospectus dated November 2, 2017

Registration Statement No. 333-221291

Dominion Energy Reliability Investment P.O. Box 75713 Chicago, IL 60675-5713

Dominion Energy Reliability InvestmentSM Enrollment FAQs

What is Dominion Energy Reliability Investment?

Dominon Energy Reliability Investment is a program through which you can make direct investments in new debt obligations of Dominion Energy. Under this program, Dominion Energy borrows directly from the investor in the form of demand notes. Investors receive a competitive floating rate of interest that is often favorable to those of bank accounts, short-term CDs and money market mutual funds.

Who may invest in Dominion Energy Reliability Investment?

In order to invest, you must be a U.S. Citizen, a corporation or partnership incorporated or established in or under the laws of the United States, or a trust or an estate treated as a United States person under Section 7701 of the Internal Revenue Code. You may invest individually or jointly with another eligible person. We also offer custodial arrangements for minors. Please see the prospectus and application form for additional details.

How do I enroll in Dominion Energy Reliability Investment?

Call 866.876.0001 to request an enrollment kit. Our service agents are available from 8:30am to 7pm ET, Monday through Friday, except holidays.

What is the minimum amount I can invest, and how do I make my initial investment in Dominion Energy Reliability Investment?

After completing the application form, you must send a personal or corporate check in the amount of $1,000 or greater. Starter checks, credit card checks, bank checks, cashier checks, traveler’s checks, money orders, and third party checks will not be accepted for your initial investment. If you are an employee of Dominion Energy or one of its affiliates, you will have ten months to reach the minimum balance requirement of $1,000.

What is the maximum amount that can be invested?

The maximum amount that can be invested for any one investor is $1,250,000.

How are interest rates determined?

Dominion Energy uses an internal committee to determine the current interest rate on a weekly basis, and any rate changes will become effective the following Monday.

When is interest compounded and posted to my Dominion Energy Reliability Investment balance?

Interest is compounded daily and posted to your investment monthly. Please reference the prospectus for more information.

Is Dominion Energy Reliability Investment a bank account, and is it insured by the FDIC?

No, Dominion Energy Reliability Investment is not considered to be a deposit or other bank account, and is not subject to the protection of Federal Deposit Insurance Corporation (FDIC) regulation or insurance, or any other insurance. The investments are direct purchases of new debt obligations of Dominion Energy. See additional risks outlined in the prospectus. You should consider these risks and determine whether investing in Dominion Energy Reliability Investment is an acceptable investment after considering your financial resources and investment objectives.

How does Dominion Energy Reliability Investment differ from a money market fund?

Dominion Energy Reliability Investment is not a money market fund. The investment is not subject to regulation under the Investment Act of 1940, as amended. Dominion Energy Reliability Investment is a direct investment of new debt obligations of Dominion Energy. See additional risks outlined in the prospectus.

Are investments in Dominion Energy Reliability Investment taxable?

Yes. Interest earned on your Dominion Energy Reliability Investment will constitute income to you and is taxable in the year that it is paid. Interest income is subject to federal and applicable state and local taxes. Consult your tax advisor for additional information.

Are there check-writing fees?

We do not charge any fees for writing checks for $250 or more. There are also no administrative or maintenance fees, and your checkbooks are free. Fees do apply if you overdraft your investment. See the prospectus for more details on fees.

Is Dominion Energy Reliability Investment transferable?

No, Dominion Energy Reliability Investment is not transferable.

Where can I get a prospectus, most-recent pricing supplement or Form 10-K?

Request materials by calling 866.876.0001. Our service agents are available from 8:30am to 7pm ET, Monday through Friday, except holidays.

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